[Wachtell, Lipton, Rosen & Katz]

























                                 March 27, 2006





VIA EDGAR TRANSMISSION
AND BY FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attn:    Mathew Benson
         Ellie Quarles

         RE:      TOMMY HILFIGER CORPORATION
                  AMENDMENT NO. 2 TO PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2006
                  FILE NO. 1-11226

Dear Mr. Benson and Ms. Quarles:

         On behalf of our client Tommy Hilfiger Corporation (the "Company"), set forth below is the response to the question raised by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by telephone call on March 24, 2006, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by the Company on March 10, 2006 (the "Proxy Statement"). For your convenience, we have set out the text of the question, followed by the response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

March 27, 2006


1. PLEASE EXPLAIN WHY THE OPINION OF J.P. MORGAN SECURITIES INC. ORIGINALLY DELIVERED ON DECEMBER 22, 2005 AS TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S SHAREHOLDERS IN THE MERGER, WAS MADE TO THE HOLDERS OF ORDINARY SHARES, PAR VALUE $0.01 PER SHARE OF THE COMPANY (OTHER THAN MR. THOMAS J. HILFIGER, MR. FRED GEHRING AND MR. LUDO ONNINK).

         JPMorgan has advised the Company that the exceptions relating to Messrs. Hilfiger, Gehring and Onnink in its opinion, as originally issued, were simply designed to highlight that JPMorgan was not opining as to the fairness to Messrs. Hilfiger, Gehring and Onnink of their proposed employment and trademark arrangements to be entered into at the closing of the transaction.

                                      * * *

         The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

         Please direct any questions concerning this letter to the undersigned at (212) 403-1310 or Eric S. Robinson at (212) 403-1220.

                                             Very truly yours,

                                             /s/ Michael Gat

                                             Michael Gat



cc:  James Gallagher, Esq., Tommy Hilfiger Corporation
     Eric Gul, Esq., Tommy Hilfiger Corporation
     Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
     Lou R. Kling, Esq., Skadden, Arps, Slate, Meagher & Flom LLP


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